SD 3/9/05

BB

05036617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 29, 2003 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFA Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26637 W. Agoura Road
(No. and Street)

Calabasas, (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Morrie W. Reiff 818-708-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Morrie W. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFA Financial Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CYNTHIA A. SCHWARTZ
Commission # 1365368
Notary Public - California
Los Angeles County
My Comm. Expires Jul 19, 2006

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

AFA FINANCIAL GROUP, LLC

ANNUAL AUDIT REPORT

FOR THE PERIOD AUGUST 29, 2003
THROUGH DECEMBER 31, 2004

26637 W. Agoura Road
Calabasas, CA 91302

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Members
AFA Financial Group, LLC
Calabasas, CA

I have audited the accompanying statement of financial condition of AFA Financial Group, LLC as of December 31, 2004 and related statements of income (loss), changes in members' equity and cash flows for the period August 29, 2003 through December 31, 2004. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of AFA Financial Group, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of AFA Financial Group, LLC as of December 31, 2004 and the results of its operations, members' equity and cash flows for the period August 29, 2003 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 3, 2005

AFA FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 27,484
Clearing deposit	25,000
Commissions receivable	35,631
CRD deposit	1,183
Furniture & equipment less accumulated depreciation - $746	8,194
TOTAL ASSETS	$ 97,492

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 9,245
Commissions payable	30,444
Accrued payroll	11,572
Accrued payroll taxes	6,493
California LLC license fee	6,000
TOTAL LIABILITIES	63,754
MEMBERS' EQUITY	
Capital contributed	113,000
Accumulated deficit	(79,262)
TOTAL MEMBERS' EQUITY	33,738
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 97,492

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF (LOSS)
FOR THE PERIOD AUGUST 29, 2003
THROUGH DECEMBER 31, 2004

REVENUE SCHEDULE – Page 11	$3,060,346
OPERATING EXPENSES SCHEDULE – Page 11	3,132,008
(LOSS) BEFORE INCOME TAXES	(71,662)
FRANCHISE TAX PROVISION	7,600
NET (LOSS)	$(79,262)

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE PERIOD AUGUST 29, 2003 THROUGH DECEMBER 31, 2004

	Capital	Accumulated Deficit	Total
Balance, August 29, 2003	$ --	$ --	$ --
Capital Contributed	113,000		113,000
Net Loss:			
August 29, 2003 through December 31, 2003		(70,588)	(70,588)
January 1 through December 31, 2004		(8,674)	(8,674)
Balance, December 31, 2004	$113,000	$(79,262)	$ 33,738

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 29, 2003 THROUGH DECEMBER 31, 2004

Cash Flows from Operating Activities:	
Net (loss)	$(79,262)
Depreciation	746
Changes in operating assets and liabilities:	
Commissions receivable	(35,631)
Clearing deposit	(25,000)
CRD deposit	(1,183)
Total liabilities	63,754
Net cash used in operating activities	(76,576)
Cash Flows for Investing Activities:	
Furniture & equipment	(8,940)
Cash Flows from Financing Activities	
Capital contributed	113,000
Net increase in cash	27,484
Cash at beginning of period August 29, 2003	--
Cash at December 31, 2004	$ 27,484
Supplemental Cash Flow Information:	
Interest paid	$ --
Cash paid for income taxes	$ 1,600

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

AFA Financial Group, LLC. ("AFA" or the "Company") is a California Limited Liability Company as of April 14, 2003 and approved by the NASD on August 29, 2003 to operate as a General Securities Broker Dealer. AFA's unique model caters to the needs of Certified Public Accountants that are registered representatives of AFA doing general securities business with their clients. AFA does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accompanying financial statements include the period August 29, 2003, the effective date of AFA's registration with the Securities and Exchange Commission through December 31, 2004. AFA requested and was exempted from a December 31, 2003 audit provided the December 31, 2004 audit included the short year (August 29, 2003 through December 31, 2004).

The Company is a wholly-owned subsidiary of its parent company also an LLC along with two other LLC subsidiaries. One provides advisory service as a Registered Investor Advisor; the other sells insurance products.

Commission Revenue and Expense

Commission revenue and expense are recorded concurrently. Commission revenue is cut-off a few days before the end of the month. A receivable is created for checks received the following month applicable to the previous month. Commissions payable are recorded at month's end as a percentage of the commission receivable.

Advisor Fees and Insurance Commissions

Per written agreements the Company records as income the advisor fees and insurance commissions generated by its related entities, and pays all the expenses of these related entities.

Furniture and Equipment and Depreciation

Furniture and Equipment are depreciated over five years by the straight line method.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2004, the net capital was $24,362, which exceeded the required minimum capital by $19,362. The percentage of aggregate indebtedness to net capital ratio is 262.7%.

NOTE 4 - PROVISION FOR INCOME TAXES

The Company is taxed as a Limited Liability Company (LLC). Consequently all items of income and loss pass directly to the individual members. There is a minimum state income tax of $800 plus a license fee based on gross revenue.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

As described in Note 2, "Advisor Fees and Insurance Commissions", the Company receives the income of its affiliates and pays their expenses. In addition, $85,000 was paid to the parent company as a management fee.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2004 and through the date of this report.

The Company leases space for which the parent company is liable.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

AFA Financial Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; AFA Financial Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

AFA FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 33,738
Non allowable assets - Page 9	9,376
NET CAPITAL	$ 24,362
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 4,272
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$ 19,362
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 17,987
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 63,754
Percentage of aggregate indebtedness to net capital	262.7%

RECONCILIATION

The following is a reconciliation as of December 31, 2004 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

AFA FINANCIAL GROUP, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2004

NON-ALLOWABLE ASSETS

Furniture & Equipment, net	$8,193
CRD Deposit	1,183
	$9,376

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Members
AFA Financial Group, LLC
Calabasas, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the period August 29, 2003 through December 31, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 3, 2005

AFA FINANCIAL GROUP, LLC
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions	$2,196,532
Other securities commissions	7,018
Commissions investment	62,107
Commission advisor fees	276,497
Commission insurance	353,489
Conference fees	65,702
Due diligence fees	55,574
Consulting fees	43,427
	$3,060,346
OPERATING EXPENSES	
Accounting and legal	$ 7,341
Advertising and promotion	9,858
Auto expense	2,266
Back office professing	18,615
Business gifts	1,745
Computer expenses	13,056
Conference expenses	42,878
Depreciation	746
Dues and Subscriptions	2,292
Employee welfare	2,022
Equipment rental	15,600
Insurance	125,098
Licenses	1,726
Management fees	85,000
Meetings	1,766
Medical	1,850
Office expense	57,281
Office supplies	47,902
Parking	1,639
Postage and delivery	11,313
Professional fees	203,523
Commission – reps	2,102,475
Registration fees	35,827
Rent	83,842
Security	2,216
Software maintenance	11,717
Taxes – payroll	20,975
Telephone	7,533
Travel and entertainment	7,636
Wages and salaries	203,974
Miscellaneous	2,296
	$3,132,008

See Accompanying Notes to Financial Statements

PART II

AFA FINANCIAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
AFA Financial Group, LLC
Calabasas, California

In planning and performing my audit of the financial statements of AFA Financial Group, LLC (the "Company") for the period August 29, 2003 through December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 3, 2005